UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CyberDefender Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

23248L 10 7
(CUSIP Number)

Guthy-Renker Partners, Inc.
41-550 Eclectic St., Suite 200
Palm Desert, CA 92260
760-773-9022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

CUSIP No. 23248L 10 7	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guthy-Renker Partners, Inc. 80-0174540
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,540,022
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 3,540,022
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,540,022
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.35%
14.	TYPE OF REPORTING PERSON* OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) GR Match, LLC 20-0854483
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 3,540,022
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 3,540,022
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,540,022
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.35%
14.	TYPE OF REPORTING PERSON* OO

Item 1.	Security and the Issuer.

This statement relates to the common stock, no par value (“Common Stock”), of CyberDefender Corporation, a California corporation (the “Issuer”).  The address of the Issuer's principal executive offices is 617 West 7th Street, Suite 401, Los Angeles, California 90017.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is filed by (i) Guthy-Renker Partners, Inc., a corporation  incorporated under the jurisdiction of Delaware (“GR Partners”), and (ii) GR Match, LLC, a limited liability company organized under the jurisdiction of Delaware (“GR Match”) (collectively, the “Reporting Persons”).  Information with respect to the executive officers and directors of each of the Reporting Persons is set forth on Exhibit A attached hereto.

(b)	The business address of GR Partners is 41-550 Eclectic St., Suite 200, Palm Desert, CA 92260. The business address of GR Match is 3340 Ocean Park Blvd., Santa Monica, CA 90405.

(c)	GR Partners is an investment holding company. GR Match is in the principal business of direct response marketing and related sales and distribution.

(d)
During the past five years, none of the Reporting Persons or any of the executive officers or directors thereof listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons or any of the executive officers or directors thereof listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Persons used funds from the working capital of Guthy-Renker LLC, a limited liability company organized under the jurisdiction of Delaware (“GR LLC”), for purposes of effecting the transactions reported herein.  The aggregate purchase price paid by GR Match for the purchase reported herein of shares of Common Stock of the Issuer was $2,000,005, as discussed in Item 5(c) herein.

Item 4.	Purpose of Transaction.

The Issuer issued the 2008 Warrant, the Additional Vested Warrant, and the Media Services Warrant (each as defined in Item 5(c) below), to GR Match, and GR Match purchased the Purchased Warrant (as defined in Item 5(c) below) in connection with services which GR Match provided to the Issuer, in each case as described in Item 5(c) herein.  GR Match acquired Common Stock of the Issuer, as described in Item 5(c) herein, for investment purposes and to gain an equity interest in the Issuer.  Depending on several factors, including the prospects of the Issuer, general market and economic conditions, and other factors deemed relevant, the Reporting Persons may (i) exercise the Warrants (as defined below), in whole or in part, to acquire some or all of the shares of Common Stock of the Issuer underlying the Warrants and subject to purchase from time to time, (ii) transfer the Warrants, in whole or in part, (iii) continue to hold the Warrants, (iv) acquire additional shares of Common Stock of the Issuer, (v) dispose of some or all of the shares of Common Stock of the Issuer, or (vi) continue to hold the shares of Common Stock of the Issuer.  The Issuer is obligated to appoint a representative of GR Match to its board of directors, as described herein in Item 5(c).  Other than as described in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company.

(a)       The Reporting Persons beneficially own an aggregate 3,540,022 shares of Common Stock of the Issuer, representing approximately 14.35% of the total issued and outstanding shares of Common Stock of the Issuer (the “CyberDefender Shares”).  The CyberDefender Shares are directly owned by GR Match, which is a subsidiary of GR LLC, which is a wholly-owned subsidiary Guthy-Renker, Holdings LLC, a limited liability company organized under the jurisdiction of Delaware, which is a subsidiary of GR Partners.  GR Partners disclaims beneficial ownership of the CyberDefender Shares except to the extent of its pecuniary interest therein.

(b)       Each of the Reporting Persons has shared voting and dispositive power over the CyberDefender Shares.

(c)       On October 30, 2008, the Issuer executed a letter of intent with GR Match (the “Letter of Intent”) pursuant to which GR Match agreed to create, market and distribute direct response advertisements to promote and sell the Issuer’s products.  In consideration of the services to be provided by GR Match as contemplated by the Letter of Intent,  the Issuer paid GR Match $50,000 in cash and issued to GR Match a fully vested, non-forfeitable warrant to purchase 1,000,000 shares of Common Stock of the Issuer at a price of $1.25 per share (the “2008 Warrant”).

On March 24, 2009, the Issuer and GR Match entered into a Media and Marketing Services Agreement (the “Agreement”), pursuant to which GR Match agreed to provide certain media purchasing, production, advertising and marketing services in connection with the advertising, marketing, sale and distribution of certain of the Issuer’s products.  Pursuant to the terms of the Agreement, on May 6, 2009, the Issuer issued to GR Match (i) a 5-year warrant for the purchase of 1,000,000 shares of Common Stock of the Issuer at a price of $1.25 per share (the “Additional Vested Warrant”), (ii) a 5-year warrant for the purchase of 8,000,000 shares of Common Stock of the Issuer at an exercise price of $1.25 per share (the “Media Services Warrant”), and (iii) an amended and restated version of the 2008 Warrant, which, among other things, extends the term of the 2008 Warrant to 5 years and allows for cashless exercise of the 2008 Warrant (the “Amended and Restated 2008 Warrant”).  Each of the Additional Vested Warrant and the Media Services Warrant may be exercised only with cash.  The Media Services Warrant is subject to vesting as follows:  for each $2 of media placement costs advanced by GR Match on the Issuer’s behalf under the Agreement, the right to purchase one share of Common Stock of the Issuer will vest.  As of June 30, 2009, the right to purchase approximately 355,000 of the 8,000,000 warrant shares under the Media Services Warrant had vested.  If GR Match terminates the Agreement due to a breach by the Issuer of its obligations under the Agreement or as a result of the Issuer’s discontinuance, dissolution, liquidation, winding up or insolvency, or if the Issuer terminates the Agreement for any reason, any unexpired and unvested rights of GR Match to purchase shares of Common Stock of the Issuer pursuant to the Agreement will immediately vest.  If the Issuer breaches its payment obligations under the Agreement and fails to cure the breach within 15 days after receiving notice from GR Match, then the number of warrant shares which would otherwise vest during the month of the delinquent payment will automatically double.  In addition, pursuant to the terms of the Agreement, effective as of July 21, 2009, the Issuer has appointed Bennet Van de Bunt, a representative of GR Match, to the Issuer’s board of directors.  GR Match has the right to cause Mr. Van de Bunt, or another representative of GR Match, to serve on the Issuer’s board of directors throughout the term of the Agreement and for so long as GR Match owns shares of Common Stock of the Issuer or the right to purchase shares of Common Stock of the Issuer which constitute at least 5% of the issued and outstanding Common Stock of the Issuer.

On March 27, 2009, GR Match purchased a warrant to purchase 31,500 shares of Common Stock of the Issuer in connection with services it provided to the Issuer (the “Purchased Warrant”, and, together with the Amended and Restated 2008 Warrant, the Additional Vested Warrant, and the Media Services Warrant, collectively, the “Warrants”).

On June 4, 2009, the Issuer sold and issued to GR Match 1,142,860 shares of Common Stock of the Issuer (the “Shares”) for an aggregate purchase price of $2,000,005, of which $400,000 must be used for the creation and production by GR Match, or any of its affiliates, of television commercials advertising the Issuer’s products and services, and the balance of which the Issuer will use for general working capital (the “Transaction”).  The members of GR Match contributed to GR Match the funds which were used by GR Match to acquire the Shares.  The portion of such funds which were contributed to GR Match by GR were derived from GR’s working capital reserves.   Pursuant to the terms of the Securities Purchase Agreement, dated June 3, 2009, documenting the Transaction (the “SPA”), GR Match has demand and piggyback registration rights with respect to the Shares.  Also, in the event the Issuer sells or issues shares of its common stock or common stock equivalents at a price per share below $1.75 during the ninety (90) days following the closing of the Transaction, except for certain exempt issuances, GR Match will receive additional shares of Common Stock of the Issuer in order to effectively re-price the Shares at such lower price.  Pursuant to the terms of the SPA, GR Match and the Issuer amended the terms of the Agreement to extend the expiration of the initial term thereof to June 1, 2011.

(d)       To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CyberDefender Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the discussion at Item 5 herein.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

Exhibit A:  Executive officers and directors of each of the Reporting Persons

Exhibit B:  Joint Filing Agreement

In addition, the following documents are incorporated herein by reference:

1.      Securities Purchase Agreement, dated June 3, 2009, between CyberDefender Corporation and GR Match, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 10, 2009).

2.      First Amendment to Media and Marketing Services Agreement, dated June 4, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 10, 2009).

3.      Media and Marketing Services Agreement, dated March 24, 2009 to be effective as of March 1, 2009, between CyberDefender Corporation and GR Match, LLC (incorporated by reference to Exhibit 10.56 to the Annual Report on Form 10-K filed by the Issuer on March 31, 2009).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2009

Guthy-Renker Partners, Inc.

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-President

GR Match, LLC

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Manager

Exhibit A

The following sets forth as to each of the executive officers and directors of the undersigned:  his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is Guthy-Renker LLC, the principal business and business address of which is described in Item 1 above of the Schedule 13D to which this Exhibit A is attached.

Guthy-Renker Partners, Inc.
Executive Officers
Name	Principal Occupation or Employment
Co-Chief Executive Officer -- William R. Guthy
Co-Chief Executive Officer -- Paul Greg Renker
Co-President -- Bennet Van de Bunt
Co-President -- Kevin Knee
Executive Vice President -- Leonard Lieberman	Lieberman Productions 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260

Directors
Name	Principal Occupation or Employment
William R. Guthy
Paul Greg Renker
Bennet Van de Bunt
Kevin Knee
Leonard Lieberman

GR Match, LLC
Executive Officers
Name	Principal Occupation or Employment
President -- Boris Shimanovsky	GR Match, LLC
Chief Financial Officer -- Kevin Knee
Secretary -- Bennet Van de Bunt

Managers
Name	Principal Occupation or Employment
Bennet Van de Bunt
Kevin Knee

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Common Stock of CyberDefender Corporation, and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this July 21, 2009.

Guthy-Renker Partners, Inc.

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-President

GR Match, LLC

By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Manager